June 16, 2008

VIA EDGAR

John Cash, Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	ADA-ES, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (“2007 Form 10-K”)
Form 10-Q for the Period Ended March 31, 2008 (“Q1 2008 Form 10-Q”)
File No. 0-50216

Dear Mr. Cash:

ADA-ES, Inc. (“we” or the “Company”) responds as follows to the Staff’s comment letter dated June 10, 2008 relating to the above-captioned filings on Form 10-K and Form 10-Q. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each immediately thereafter.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

1.	Consolidated Statements of Operations and Comprehensive Income (Loss), page 2

We note your response to prior comment 5. Please note the initial sentence of paragraph 19 of SFAS 115 indicates that the disclosure requirement applies to “all reporting entities” for securities classified as available-for-sale. As such, please provide these disclosures in your future quarterly filings.

For all future annual and quarterly filings, beginning with our Form 10-Q for the period ending June 30, 2008, we will provide the disclosures required by paragraph 19 of SFAS 115 as amended by SFAS 133 paragraph 534(e).

I believe that this responds to all of the Staff’s comments. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.

Sincerely, ADA-ES, Inc.

/s/ Mark H. McKinnies
Mark H. McKinnies Senior VP and Chief Financial Officer